

October 27, 2021

Sharon Levkoviz
Chief Financial Officer
IR-Med, Inc.
Z.H.R. Industrial Zone
Rosh Pina, Israel

> **Re: IR-Med, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 21, 2021**
> **File No. 333-255894**

Dear Mr. Levkoviz:

      We have reviewed your amended registration statement and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed on October 21, 2021

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 1

1.   We refer to the auditor's consent that consents to the consolidated financial statements of IR-Med, Inc., included herein. However, we note that the consolidated financial statements of IR-Med, Inc. are not included in the amendment to Form S-1. Please file a full amendment with consolidated financial statements and an updated consent from your auditors.

   You may contact Kristin Lochhead at (202) 551-3664 or Mary Mast (202) 551-3613 if you have questions regarding our comment on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Jeff Gabor at (202) 551-2544 with any other questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: David Aboudi, Esq.